FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 19, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 19, 2008 and incorporated by reference herein is the Registrant’s immediate report dated February 19, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 19, 2008

BLUEPHOENIX SIGNS $3 MILLION OF NATURAL/ADABAS
MODERNIZATION CONTRACTS IN MIDDLE EAST

—	Represents continued success in penetrating the Natural/ADABAS modernization market

—	Estimated 2,500 customers of Natural/ADABAS still in the market provides $4 billion modernization market opportunity going forward

HERZLIYA, Israel – February 19, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has won two new first quarter contracts valued at around $3 million with two companies in the Middle East.

NATURAL/ADABAS customers who want to migrate off of the mainframe to reduce operating or license costs, or to improve their agility to react to changing business needs, can choose one of two options. The first is to continue using Natural and ADABAS on an open systems platform such as UNIX. The second option is to modernize applications written in Natural to .NET JAVA or COBOL, and ADABAS data stores to a relational database such as DB2, Oracle or Microsoft SQL Server. BluePhoenix provides solutions for both of these directions.

“Modernization of legacy Natural/ADABAS systems has long been a strong point for BluePhoenix,” said Arik Kilman, CEO of BluePhoenix. “BluePhoenix offers a proven solution based on automated tools and backed by years of implementation experience. With an estimated 2,500 customers of Natural/ADABAS still in the market, we believe that these migrations will continue to provide us with excellent revenue opportunities in the years to come.”

BluePhoenix’s Natural/ADABAS modernization solutions allow companies to migrate ADABAS databases and Natural applications to relational databases such as DB2, Oracle, or Microsoft SQL Server using its automated tools. Natural can be re-hosted or can be converted to COBOL, C# or JAVA. The NATURAL/ADABAS migration provides organizations with modern technologies and database management systems.

For more information about Natural/ADABAS modernization, download the DBMS Migration for Natural/ADABAS white paper here http://www.bphx.com/scripts/reg.cfm?resource=65.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
David Leichner
BluePhoenix Solutions
+97299526110
dleichner @bphx.com